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                         January 21, 2021

       Gerald Ellenburg
       Chief Executive Officer
       GolfSuites 1, Inc.
       2738 Falkenburg Road South
       Riverview, FL 33578

                                                        Re: GolfSuites 1, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 8,
2021
                                                            File No. 024-11408

       Dear Mr. Ellenburg:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at
(202) 551-3442 with
       any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Jamie Ostrow